Schroder Investment Management North America Limited

Code of Ethics

January 2022

Contents

1.1	Scope and Purpose	3

1.2	Access Persons	3

1.3	Ethics	3

1.4	Statement of Policies	4

1.1	Scope and Purpose

This Code of Ethics applies to:

All officers, directors and employees of Schroder Investment Management North America Limited (“SIMNA Ltd”), and all persons who are Access Persons (as defined below) of SIMNA Ltd or its branches (together, “supervised persons)”.

Set forth below is the Code of Ethics as required by US regulation.

The objective of the Code of Ethics is to ensure that all business dealings and securities transactions undertaken by Access Persons, whether for clients or for personal purposes, are subject to the highest ethical standards. The Code of Ethics refers to the relevant Group Policies, as summarised below, which set the standards which must be followed by all supervised persons, as well as additional requirements for SIMNA Ltd’s Access Persons.

1.2	Access Persons

Employees of SIMNA Ltd are ‘Access Persons’ if they meet the following criteria:

Access Person: means any director or officer of SIMNA Ltd, and any employee who is an Advisory Person (see below) or any employee who has access to non public information regarding any clients’ purchase or sale of securities or non public information regarding the portfolio holdings of any US advisory client.

Advisory Person is any employee of SIMNA Ltd or its affiliates who, in connection with his/her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of an investment on behalf of any US advisory client managed by SIMNA Ltd, information regarding securities under consideration for purchase or sale on behalf of such clients, or whose functions relate to the making of any recommendations with respect to such purchases or sales.

1.3	Ethics

Ethics may be defined as a set of values that guide individual behaviour. Commonly agreed-upon ethical values include accountability, fairness, honesty, loyalty, reliability and trustworthiness.

Rules and regulation set out standards that must be followed; however rules can’t encompass every possible situation that may occur in day-to-day business. Ethical behaviour involves not only complying with the letter of the law but also complying with the spirit of the law.

Ultimately ethical behaviour begins and ends with the individual, and codes of conduct, ethical training and the various ethical tools used by the firm to strive to improve ethical behaviour at the individual level.

Ethical behaviour is strongly influenced by the corporate culture. A company that values and rewards ethical behaviour is less likely to encounter violations of ethical conduct. Ethical behaviour also reduces exposure to potential liabilities and sanctions for breach of regulatory rules and regulations.

The Code of Ethics is based upon ethical principles of trust, integrity, justice, fairness and honesty.

Supervised persons must:

•	Use proper care and exercise professional judgement
•	Conduct themselves with trustworthiness and integrity and act in an honest and fair manner.
•	Encourage others to conduct themselves in a professional manner
•	Act in accordance with the relevant rules and regulations
•	Report any violations of this Code of Ethics promptly to the SIMNA Ltd CCO
•	Hold clients’ information in the strictest confidence.
•	Acknowledge in writing receipt of the Code and any amendments thereto

The FCA set principles that firms must follow when conducting business:

•	A firm must conduct its business with integrity.
•	A firm must conduct its business with due skill, care and diligence.
•	A firm must take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems.
•	A firm must maintain adequate financial resources.
•	A firm must observe proper standards of market conduct.
•	A firm must pay due regard to the interests of its customers and treat them fairly.
•	A firm must pay due regard to the information needs of its clients, and communicate information to them in a way which is clear, fair and not misleading.
•	A firm must manage conflicts of interest fairly, both between itself and its customers and between a customer and another client.
•	A firm must take reasonable care to ensure the suitability of its advice and discretionary decisions for any customer who is entitled to rely upon its judgment.
•	A firm must arrange adequate protection for clients’ assets when it is responsible for them.
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A firm must deal with its regulators in an open and cooperative way, and must disclose to the appropriate regulator appropriately anything relating to the firm of which that regulator would reasonably expect notice.

Additionally employees must follow the Conduct Rules, of which there are two tiers dependings on the individuals role:

•	Individual Conduct Rules apply to all staff (except ancillary staff such as cleaners), including Certified Persons (who may be based overseas)
•	Senior Manager Conduct Rules apply to Senior Managers only.

Full details on the specific rules can be found in the Conduct Rules Policy.

1.4	Statement of Policies

It is SIMNA Ltd’s policy to encourage an environment where all employees are aware of the firm’s obligations and have utmost consideration for what is in the clients best interests. All communications with clients must be clear, accurate and made in a timely manner. All material information must be fully and clearly disclosed.

SIMNA Ltd implements its Code of Ethics through its Group Policies; the most relevant ones being:

Conflicts of Interest

The Group Conflicts of Interests Policy gives guidance on the identification, prevention, management and appropriate disclosure (measure of last resort) of conflicts of interest that arise or might arise in the course of carrying out our business, and which might entail a material risk of damage to the interests of:

•	One or more of our clients;

•	Our ongoing activities in all markets we operate and/or
•	Our reputation

Conflicts may arise in situations where client relationships may tempt preferential treatment, e.g., where account size or fee structure would make it more beneficial for the adviser to allocate certain trades to a particular client.

Gifts and Entertainment

The Group Gifts and Entertainment Policy gifts and entertainment given and received, including charitable donations. The giving and receiving of gifts and entertainment by Schroders’ staff may give rise to actual, potential or perceived conflicts of interest. The giving and receiving of gifts and entertainment, whether allowable or not, are examples of (non-monetary) inducements. This policy should be read together with the Group Conflicts of Interest Policy, the Group Financial Crime Policy and the Group Inducements Policy.

Personal Account Dealing

The Group Personal Account Dealing Policy sets out Schroders’ principles governing personal account dealing in financial instruments, including Schroders plc shares. The policy reinforces the Group’s high standards of integrity, and provides a framework for employees to comply with regulations on prevention of market abuse and avoid or manage relevant conflicts of interest, in relation to personal investment activities. The policy also provides guidance and procedures for Access staff to follow regarding their quarterly and annual transaction and position reporting.

The policy details the personal account dealing requirements for SIMNA Ltd’s Access Persons, including:

•	repporting obligations (post trade, initial declaration, quartertly and annual reports); and
•	requirements which apply to all employees including a list of permissible investments and the pre-approval of the purchase a security in an initial public offering or in a limited offering.

Political contributions

The SEC has determined that political contributions made by advisers to candidates or officials of US State and US local governments can undermine the fairness of the selection process for investment management services by those US State and US local governments. As part of its effort to avoid the appearance of unfairness, the SEC promulgated rules that prohibit an adviser from providing investment advisory services for compensation to a US State or local government entity within two years after that adviser or any of its “covered associates” has made a contribution to a candidate for office to such a US State or local government entity that is in a position to influence the selection or retention of the investment adviser for its advisory services.

The Group Inducements Policy bans political donations on behalf of Schroders or in connection with Schroders business and requires staff to seek preapproval from Compliance before making any political donations related to a candidate running or in political office in the United States.

External Appointments

The Group External Appointments Policy seeks to ensure that if staff of the Schroders Group are asked to join the board of, or take up a similar role with, an external organisation, that this does not result in:

•	Any potential conflict of interest
•	A risk to SIMNA Ltd or its clients
•	The member of staff not being able to fully discharge their responsibilities to SIMNA Ltd and its clients

Market Abuse

The Group Market Abuse Policy sets out Schroders position in relation to Market Abuse; the inappropriate use or disclosure of inside information, or the manipulation or distortion of the market.

It underlines the Group’s lack of tolerance of any form of Market Abuse and sets out the standards expected and the relevant controls.

Whistleblowing

Whistleblowing is the reporting of concerns or suspected wrongdoing by a member of staff or an external third party (for example a client, custodian, supplier, service provider, intermediary or a broker). The key principles of this policy are:

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To encourage staff to report suspected wrongdoing, impropriety or unethical behaviour as soon as possible, in the knowledge that all concerns will treated confidentially (staff can request to remain anonymous), taken seriously and investigated fully.

•	To provide staff with guidance as to how to raise those concerns, including how to do this anonymously.
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To reassure staff that they are protected from detrimental treatment (for example dismissal, disciplinary action or unfavourable treatment) provided that disclosure are made in good faith and in the belief that the information and any allegation made is true.

•	To provide a mechanism through which Schroders can investigate relevant disclosures made by external parties.

Should a staff member become aware of any conduct which they believe may constitute a violation of this Code, the law, or any SIMNA Ltd policy, the member of staff must promptly report this to the UK Head of Asset Management Compliance or the Chief Compliance Officer or their designee. All information about potential or suspected violations reported will be investigated and the identity of the reporting person will be kept confidential.

Adopted: Amended:

October 1, 1995

May 15, 1996

May 1, 1997

June 12, 1998

June 2, 1999

March 14, 2000

August 14, 2001

July 25, 2003

December 9, 2003

January 26, 2005

July 15, 2010

December 23, 2010

May 2012

May 2015

June 2016

November 2017

April 2020

January 2021